[GRAPHIC OMITTED] Acergy

                     Acergy S.A. Annual Report and Notice of
                             Annual General Meeting

London, England - February 25, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) today announced the publication of the Annual Report 2007 and Notice of Annual General Meeting for 2008.

Copies of the Annual Report 2007 are available on our website http://www.acergy-group.com/public/FinancialReports.

The Annual General Meeting of shareholders will be held on Friday May 23, 2008 at 3:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of Monday March 31, 2008 will be entitled to vote at the meeting.

If the Annual General Meeting of shareholders approve the proposed payment of dividend of USD 0.21 per Common Share, the shareholders who will be entitled to such dividend will be those who are shareholders of record as of Wednesday May 28, 2008. In such case the first trading date ex-dividend will be Thursday May 29, 2008 and the date of payment of dividend will be Thursday June 12, 2008.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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